December 20, 2004

Via EDGAR and Courier

Sara W. Dunton
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 03-05
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 filed on October 20, 2004 by Harrah’s Entertainment, Inc. (File No. 333-119836)

Dear Ms. Dunton,

     We hereby respond on behalf of Harrah’s Entertainment, Inc. (“Harrah’s”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated November 19, 2004 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

     For your convenience, we are sending a copy of this letter, Amendment No. 1 and supplemental materials in the traditional, non-EDGAR format, including a version of Amendment No. 1 that is marked to show changes from the originally filed Registration Statement, and will forward a courtesy package of these documents to our examiner, Katherine Hsu.

     Harrah’s has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 1, as marked to show changes from the original filing, which pagination differs from that in the originally filed Registration Statement in some respects.

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc. The portions of this document for which confidential treatment is requested are marked by the symbol [...***...].

     Securities and Exchange Commission
     December 20, 2004

Cover Page

1.	Clarify why you include a reference to the determination by the Caesars board of directors that the merger agreement and related transactions are “advisable and fair to” Caesars and its stockholders, but there is no corresponding statement by Harrah’s board of directors, even though both boards obtained fairness opinions.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page accordingly.

Additional Information

2.	Please note that this information belongs on the inside front cover page with the Table of Contents information, as required by Item 502 of Regulation S-K, and pursuant to Item 2 of Form S-4. Therefore, please move this information to appear at the end of the table of contents pages on page iii, after the notices of special meetings to each company’s shareholders.

     Response: We acknowledge the Staff’s comment and have moved the section entitled “Additional Information” to the inside front cover page.

Letter to Shareholders of Caesars Entertainment, Inc.

3.	Please disclose the date on which the board approved the merger agreement and the transactions contemplated by the merger.

     Response: We acknowledge the Staff’s comment and have revised the letter to stockholders of Caesars accordingly.

Questions and Answers About the Merger, page 1

4.	We note that on the registration statement cover page, you state that certain preferred share purchase rights will be attached to the common stock and issued for no additional consideration. Please revise to discuss these rights in this section and/or the summary section of the proxy/prospectus. Also, supplementally explain to us the mechanics of these purchase rights — how they will attach to the common stock and how they will be issued to Caesars shareholders who elect to receive shares of Harrah’s stock instead of a cash payment.

     Response: We acknowledge the Staff’s comment and have added a section entitled “Special Stock Purchase Rights” to the summary section on page 12. We supplementally advise the Staff that pursuant to a Rights Agreement, dated as of October 5, 1996, as amended, between Harrah’s and The Bank of New York, as rights agent, on July 19, 1996, the Harrah’s board of directors declared and issued a dividend of one special stock purchase right (the “Rights”) on each outstanding share of Harrah’s common stock to the Harrah’s stockholders of record on October 5, 1996. Each Right entitles the holder thereof after the Rights become

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

exercisable and until October 5, 2006 (or the earlier redemption, exchange or termination of the Rights), to buy one two-hundredth of a share of Harrah’s Series A special stock (the “Special Stock”) at an exercise price of $130, subject to certain anti-dilution adjustments. The Rights are represented by the Harrah’s common stock certificates and are not exercisable or transferable apart from the common stock until the earlier of (i) the tenth day after the public announcement that a person or group has become an “Acquiring Person,” defined in the Rights Agreement to be a person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of Harrah’s common stock), or (ii) the tenth day (or such later date as a majority of disinterested directors shall approve prior to such time as any person becomes an Acquiring Person) after a person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the common stock (the earlier of (i) and (ii) being called herein the “Distribution Date”). Each Caesars stockholder that receives shares of Harrah’s common stock upon completion of the merger will automatically receive one special stock purchase right for each share of Harrah’s common stock that the stockholder receives because the special stock purchase rights are attached to and represented by the Harrah’s common stock certificates until one of the triggering events described above.

Stockholders Entitled to Vote; Vote Required, page 13

5.	Please split this summary section into two distinct parts because both concepts are important to a shareholder’s understanding of the transaction, but would appear to be more readily understood if discussed separately. In addition, please consider moving the subsection regarding the Share Ownership of Directors and Executive Officers to immediately follow the section regarding the Vote Required, so that shareholders can easily compare and appreciate how much of the vote required is likely to be voted for the merger by executives of each company. Also, supplementally tell us with a view towards disclosure whether the directors and executive officers of either company have entered into any agreements regarding how they intend to vote in the transaction.

     Response: We acknowledge the Staff’s comment and have separated this summary section into two sections “Stockholder Entitled to Vote” and “Vote Required” on pages 13 and 14. Additionally, we have moved the section entitled “Share Ownership of Directors and Executive Officers” to immediately after the new section entitled “Vote Required” on page 14.

     We supplementally advise the Staff that no directors or executive officers of either Harrah’s or Caesars have entered into any agreements regarding how they intend to vote on the matters set forth in the joint proxy statement/prospectus.

Opinions of Financial Advisors, page 14

6.	Supplementally provide us with the board book and any other materials prepared by Deutsche Bank Securities Inc. and UBS Securities LLC. Also, please provide us with a copy of the engagement letter(s).

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

     Response: In response to the Staff’s request, we have supplementally provided to the Staff as Appendix A to this letter a presentation by Deutsche Bank Securities Inc. (“Deutsche Bank”) to the Harrah’s board of directors dated July 10, 2004 and July 12, 2004, which were distributed to the board of directors to assist it in connection with its consideration of the merger. We have supplementally provided to the Staff as Appendix B to this letter board books provided to the Caesars board of directors by UBS Securities LLC (“UBS”) in connection with its presentations on July 12, 2004 and July 14, 2004. We have supplementally provided to the Staff as Appendix C to this letter a copy of the engagement letters of both Deutsche Bank and UBS. Please note that a request for confidential treatment has been submitted to the Commission’s Office of Freedom of Information and Privacy Act Operations for the documents provided as appendixes to this letter. We have also requested that at the conclusion of the Staff’s review of the Registration Statement (or earlier if the Staff’s use is no longer necessary), the Staff return to us these supplemental materials.

Interests of Caesar’s Directors and Executive Officers in the Merger, page 15

7.	Please include a separately-captioned summary section that addresses who will manage and direct the combined company. This would appear to be a separate topic from the concept addressed by the first paragraph and bullet point list in this subsection. In other words, please identify in a separately-captioned summary section who will be the executive officers and members of the board of directors of the combined company, and disclose which of those persons come from Caesars. Furthermore, please disclose the current number of directors on Harrah’s board who will continue to serve so that shareholders can better understand what it will mean to have between two and four directors from Caesars’ board of directors join Harrah’s board.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 15 and 16 accordingly. We supplementally advise the Staff that no decisions have been made at this time regarding the employment of Caesars’ executive officers following completion of the merger.

Risks Related to the Merger, page 29

8.	We note that you have only included risks that are related to the merger; however, it appears appropriate under the form requirements that you also include risks that are related to an investment in the combined company, or in Harrah’s common stock following the merger. Please revise as appropriate to discuss the risks related to Harrah’s business going forward.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 33, 34 and 35 in response to the Staff’s comment.

The price of Harrah’s common stock at the time of completion of the merger . . . . page 29

9.	Please disclose the length of time between when shareholders vote at the special meetings and when the merger will be completed, or briefly state the factors that determine how much time will pass after the special meetings and before the merger is completed. We note your statement in the Q&A section on page 3 that there may be a

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

“substantial period of time” between the special meetings and the effectiveness of the merger. To the extent practicable, please quantify here, and elsewhere as appropriate, the amount of time that may pass between the special meetings and the completion of the merger.

     Response: We acknowledge the Staff’s response and have revised the disclosure on pages 3 and 31 accordingly.

     Directors of Caesars have interests in the merger that may be different from, or in addition to, the interests of Caesars stockholders, page 32

10.	Please revise to disclose specifically which directors and executive officers will have the conflicts of interest that you reference in this risk factor discussion. For example, we note that [Messrs.] Hilton and Bollenbach have been identified as two likely appointees to Harrah’s board of directors following the merger, and that two other members of Caesars board may be also appointed to Harrah’s board of directors. Consider specifying the percentage of Caesars’ current board of directors those four directors represent so that investors can better understand what portion of the current directors may have interests different from Caesars’ stockholders. Also briefly specify whether any of Caesars’ current executive officers plan to stay on with the combined company, and what their specific conflicts of interest may be.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 33 in response to the Staff’s comment.

The Merger, page 43

11.	Please supplementally tell us what consideration was given, if any, to the formation of a committee of independent directors to evaluate the transaction.

     Response: We supplementally advise the Staff that, based on the facts and circumstances relating to the transaction, including any interests of the directors in the transaction, the Caesars board gave no material consideration to the creation of a committee of independent directors.

Background of the Merger, page 44

12.	Please tell us whether the discussions between [Messrs.] Bollenbach and Loveman in December 2003 were ever discussed with the boards of directors of their respective companies, and consider disclosing that in the document.

     Response: We supplementally advise the Staff that the December 2003 discussions between Messrs. Bollenbach and Loveman were not discussed with the board of directors of their respective companies.

13.	We note your statement that MGM Mirage and Mandalay Resort Group are the third and fourth-largest U.S. gaming companies. Consider disclosing how Caesars and Harrah’s compared to those companies at that time in terms of size and presence in the U.S. gaming industry.

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

     Response: We have revised the disclosure on page 48 to remove the references to the size of MGM Mirage and Mandalay Resort Group.

14.	Please revise to expand your discussion of the strategic alternatives identified in this section. For those alternatives that were not pursued, please disclose why. For each alternative that was pursued, disclose why the alternative was considered to be inferior to the current transaction. Refer to, for example, your discussion in the second full paragraph on page 44 regarding the strategic alternatives that UBS considered, and your discussion in the fourth paragraph on page 44 regarding the other acquisition opportunities that the company discussed between June 10 and June 30, 2004.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 48 accordingly. We supplementally advise the Staff that Harrah’s continually assesses strategic alternatives, including acquisitions of other gaming companies and gaming operations. None of the other strategic alternatives identified in this section were pursued because Harrah’s management, in consultation with its financial advisor, did not deem any of these alternatives as beneficial to Harrah’s and its stockholders as the acquisition of Caesars by Harrah’s.

15.	We note your disclosure in the second paragraph on page 45. Please revise to disclose how and why [Mr.] Bollenbach made the determination that the merger consideration needed to represent a premium of at least 25% , and why he specifically requested that Harrah’s assure Caesars that the regulatory risks of the transaction were manageable, as opposed to discussing other requirements or other aspects of the possible merger transaction.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 48 accordingly.

16.	Refer to the second to last sentence of the penultimate paragraph on page 45. Please revise to briefly disclose all of the “certain other aspects of a potential transaction” you refer to there.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 49 accordingly.

17.	We note that at the bottom of page 45, you state that during the negotiation process, [Mr.] Bollenbach consulted with several members of Caesars board of directors, and kept them updated on the status of the negotiations. Identify the members of the board with whom Bollenbach consulted and revise to disclose the date and substance of any material discussions.

     Response: We supplementally advise the staff that from time to time Mr. Bollenbach had discussions with William Barron Hilton, Wallace R. Barr, A. Steven Crown and Gilbert L. Shelton. Caesars does not believe that stockholders would benefit from the disclosure of the

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

specific identity of such directors. As to the date and substance of the discussions between Mr. Bollenbach and such directors, we have revised the disclosure on page 50 to state that such discussions occurred from time to time. Caesars believes that the existing disclosure on the bottom of page 49 and the top of page 50 accurately describes the substance of the discussions between Mr. Bollenbach and such directors.

18.	Refer to the second bullet point on page 46. To the extent practicable, please disclose the substance of all of the “number of considerations” you refer to, in addition to antitrust and regulatory considerations.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 50 accordingly.

19.	We note your disclosure on page 46 that financial advisors assisted management in reviewing various legal and business materials. If applicable, please refer to Item 4(b) of Form S-4 and Item 1015(b)(1)-(6) of Regulation M-A and provide the disclosure as required with regard to any report, whether oral or written, presented by any other third party to any parties to the transaction.

     Response: We respectfully advise the Staff that the assistance by the financial advisors referenced above did not include or result in any “report, opinion or appraisal” requiring disclosure of the information specified in Item 4(b) of Form S-4 and Item 1015(b)(1)-(6) of Regulation M-A.

20.	In this regard, we note that Deutsche Bank made presentations at the July 10, July 12 and July 14 meetings to the Harrah’s board of directors, and that [UBS] made presentations to the Caesars board of directors at the July 12 and July 14 meetings. Therefore, please provide the information required by Item 1015(b) of Regulation M-A for each of the presentations by Deutsche Bank and [UBS].

     Response: We respectfully advise the Staff that none of the presentations made by Deutsche Bank on July 10, July 12 and July 14 and by UBS on July 12 and July 14, other than the presentation of the fairness opinions that already have been fully described in the Registration Statement, is a “report, opinion or appraisal” requiring disclosure of the information specified in Items 1015(b)(1)-(6) of Regulation M-A. In order to facilitate review by Harrah’s and Caesars’ boards of directors, Deutsche Bank and UBS were asked to make presentations at the meetings of the respective boards of directors, summarizing a wide range of information and analyses prepared by Harrah’s and Caesars managements and their legal advisors, as well as information available from public sources. Harrah’s, Caesars, Deutsche Bank and UBS do not believe that it is either customary or appropriate to provide disclosure of this type of information.

     In addition, the presentations by Deutsche Bank and UBS at the referenced board meetings included information that was subsumed by and incorporated in the final fairness opinions respectively issued by Deutsche Bank and UBS. Such opinions are already described in the Registration Statement as required by Item 1015(b) of Regulation M-A. Harrah’s, Caesars,

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

Deutsche Bank and UBS feel that a description of the earlier presentations would not be helpful to the respective stockholders of Harrah’s and Caesars.

21.	We note your reference at the bottom of page 48 to the conference call the morning of July 14, 2004. Please provide more information regarding the “certain outstanding issues in the merger agreement” that were discussed and resolved in that morning conference call, before the board of directors met later that day.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 52 accordingly.

Deutsche Bank’s Financial Analysis, page 56

22.	Please disclose whether Deutsche Bank drew any conclusions from its valuation techniques and if so, indicate how they support fairness and describe them. If not, please indicate what the board concluded from each analysis.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 61, 62 and 63. We supplementally advise the Staff that we have been advised by Deutsche Bank that the preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses without considering all analyses and factors could create a misleading view of the process underlying the opinion. We supplementally advise the Staff that the board of directors of Harrah’s did not draw conclusions from any individual financial analysis, but rather considered all analyses and factors, including the opinion of Deutsche Bank, as a whole.

23.	Please disclose the specific amount of compensation paid to Deutsche Bank in connection with its services as financial advisor to Harrah’s, including the specific amount and percentage of the fee that is contingent upon completion of the merger. Refer to Item 1015(b)(4) of Regulation M-A.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 64 accordingly.

Opinion of Caesars’ Financial Advisor, page 60

24.	Please revise to disclose how the oral opinion differed in any aspect from the written opinion that was later delivered to the board.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 65 accordingly.

25.	We note that the fairness opinion goes to the “aggregate merger consideration” to be received by the holders of Caesars common stock. Please revise to clarify whether UBS

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

considered the fairness of each type of merger consideration alternative available to stockholders (cash or stock) separately, and if not, why not.

     Response: We acknowledge the Staff’s comment and have revised the section entitled “The Merger—Opinion of Caesars’ Financial Advisor” on page 66 to further clarify that UBS did not analyze the fairness of each type of merger consideration alternative available to Caesars’ stockholders. We supplementally advise the Staff that we have been advised by UBS that it does not customarily perform the type of analysis suggested by the Staff’s comment in connection with a merger transaction providing for a stock/cash election that is subject to aggregate caps, but rather performs its analyses on an aggregate basis because that is the consideration that the acquiror is proposing to pay the selling stockholders.

26.	Please remove the phrase “among other things” from the sentence preceding the bullet point list on page 61, or briefly clarify what you mean by that statement.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 65 to eliminate the phrase “among other things.”

Summary — UBS Financial Analyses, page 62

27.	Disclose also here whether UBS drew any conclusions from its valuation techniques that supported the fairness determination. If so, describe them. If not, please indicate what the board concluded from each analysis.

     Response: We supplementally advise the Staff that we have been advised by UBS that, in performing its analyses, UBS reached a single conclusion as to the fairness, from a financial point of view, of the aggregate consideration provided for in the merger based on its analyses taken as a whole. UBS did not, as part of its processes, isolate various factors or analyses or reach separate conclusions with respect to each analysis. Accordingly, the disclosure appearing on the bottom of page 66 and top of page 67 currently indicates that UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and that UBS believes that the totality of the factors considered and analyses performed operated collectively to support its determination as to the fairness, from a financial point of view, of the aggregate merger consideration provided for in the merger. We supplementally advise the Staff that the board of directors of Caesars did not draw conclusions from any individual financial analysis, but rather considered all analyses and factors, including the opinion of UBS, as a whole.

28.	With regard to the disclosure regarding UBS’ valuation techniques, please consider revising to provide further explanation as to how the tables or other results identified in the disclosure support fairness.

     Response: We acknowledge the Staff’s comment. As discussed above in the response to the Staff’s Comment 27, we supplementally advise the Staff that we have been advised by UBS that it did not, as part of its processes, isolate the various analyses and determine whether the results of each analysis support the overall fairness determination.

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

Miscellaneous, page 66

29.	In accordance with Item 1015(b)(4) of Regulation M-A, please confirm that no material relationship between UBS and Caesars has existed over the past two years, and disclose the amount of compensation paid, or to be paid, to UBS in connection with its services as financial advisor to Caesars in this transaction, including the amount and percentage of the fee that may be contingent upon completion of the merger.

     Response: We acknowledge the Staff’s comment and supplementally confirm that no material relationship between Caesars and UBS has existed over the past two years that would require disclosure in accordance with Item 1015(b)(4) of Regulation M-A. With respect to the portion of the Staff’s comment that relates to disclosure of UBS’ compensation for services as Caesars’ financial advisor in connection with the merger, we have revised disclosure in the section entitled “The Merger—Opinion of Caesars’ Financial Advisor—Miscellaneous” on page [67] in accordingly.

Material United States Federal Income Tax Consequences, page 76

30.	It appears from the text of your tax opinions filed as Exhibits 8.1 and 8.2 that you intend to use short-form legal opinions. If that is the case, this discussion in the registration statement should reflect that it “is” counsel’s opinion as to the material federal income tax consequences of the merger, not that it is merely a “discussion” or “summary” of the federal income tax consequences. Please clarify and revise accordingly.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 82 accordingly.

Listing of Harrah’s Common Stock, page 79

31.	Supplementally tell us why you need approval from the NYSE to list the shares of stock to be issued in the merger, and clarify whether you have enough authorized shares at this time to complete the merger. Consider including this information in the document if appropriate.

     Response: We acknowledge the Staff’s comment and supplementally advise the Staff that Section 703.01 l of the New York Stock Exchange Listed Company Manual requires companies to file a supplemental listing application with the New York Stock Exchange seeking authorization prior to the issuance of additional listed securities.

     We supplementally advise the Staff that Harrah’s currently has 360,000,000 shares of its common stock authorized which, when considered in light of the outstanding number of shares of Harrah’s common stock and shares of Harrah’s common stock reserved for issuance, is sufficient, at this time, to complete the merger. As of December 15, 2004, there were 112,502,741 shares of Harrah’s common stock outstanding and 4,305,573 shares of its common stock reserved for issuance under existing equity compensation plans. Based on the maximum number of shares of Caesars common stock that may be exchanged in the merger as of October 15, 2004

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

(355,662,797), Harrah’s will be required to issue approximately 76,705,000 shares of Harrah’s common stock to stockholders of Caesars common stock. The total of the shares noted above is 193,513,314 shares of Harrah’s common stock, which is below the 360,000,000 shares of common stock currently authorized.

     Additionally, we advise the Staff that, as discussed in the joint proxy statement/prospectus, Harrah’s is currently intending to seek approval from its stockholders at the special meeting to amend Harrah’s certificate of incorporation to raise the number of authorized shares of Harrah’s common stock from 360,000,000 to 720,000,000.

Conditions to Completion of the Merger, page 94

32.	Disclose whether there is any material uncertainty as to any of the conditions to the consummation of the merger.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 101 accordingly.

Representations and Warranties, page 95

33.	Please remove the phrase “among other things” from the sentence before the bullet point list, or clarify what that means. The list should probably include all material or significant representations and warranties contained in the merger agreement.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 101 to remove the phrase “among other things.”

Harrah’s Board of Directors, page 110

34.	Please discuss the change in Harrah’s board of directors with more detail, so that investors can better understand who will direct the company going forward. For example, you should disclose the number of directors of each class currently on Harrah’s board of directors, and you should also disclose the process by which each of the two additional Caesars directors will be considered for appointment to Harrah’s board of directors. Currently that appointment process is unclear. Is there a difference between the appointment of the first additional Caesars director and the second additional Caesars director to be considered for appointment? If not, it is unclear why you disclose these facts in two separate sentences. Please clarify and revise this section, and elsewhere in the document, as necessary.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 116 accordingly. We supplementally advise the Staff that at this time the only Caesars directors that will be definitively appointed to the Harrah’s board of directors are William Barron Hilton and Stephen F. Bollenbach, as required by the Merger Agreement, although it is possible that two additional directors will be appointed to the Harrah’s board of directors. Section 6.14 of the Merger Agreement states that:

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

“In addition, as soon as practicable after the date of the merger agreement and prior to the completion of the merger, the Nominating/Corporate Governance Committee of the Parent Board shall consider recommending an additional Company director to the Parent Board. Parent Board shall also consider the nomination of one further additional Company director to the Parent Board.”

     The merger agreement does not specify the process by which the additional Caesars directors will be considered for appointment other than as stated above and in the joint proxy statement/prospectus on page 116. The difference between the consideration regarding the first and second additional Caesars directors is that for the first additional director, the Nominating/Corporate Governance Committee of Harrah’s board of directors will consider whether it wishes to recommend the appointment of a Caesars director and must do so prior to the completion of the merger, whereas for the second additional Caesars director, the merger agreement does not call for a specified process. No such consideration regarding any additional Caesars directors has been made by the Harrah’s board of directors at this time.

Comparison of Stockholders Rights and Corporate Governance Matters, page 121

35.	Please revise this section to discuss also whether there are any changes in quorum provisions and maintenance of corporate books and records.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 131 accordingly. We supplementally advise the Staff that there are no material differences between the maintenance of corporate books and records under the governing documents of Harrah’s and Caesars.

Legal Matters, page 140

36.	Please revise the second sentence to remove the word “certain” and instead reference the opinions of Latham & Watkins and Skadden, Arps with respect to the “material” U.S. federal income tax consequences of the merger, consistent with your section heading on page 76.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page 147 accordingly.

Annex C

37.	Refer to the first full sentence on page C-2. Please supplementally tell us why this sentence refers to a “draft” agreement.

     Response: We supplementally advise the Staff that we have been advised by UBS that the relevant sentence refers to a “draft” because when UBS rendered its written opinion UBS had not been provided with the final execution copy of the merger agreement. The draft version of the merger agreement reviewed by UBS was the same in all material respects as the final execution copy of the merger agreement.

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

Part II

Item 22. Undertakings

38.	Please provide the requisite Rule 415 undertakings found in Item 512(a) of Regulation S-K.

     Response: We acknowledge the Staff’s comment and have revised the disclosure on page II-2 accordingly.

Exhibit 8.1, Tax Opinion — Latham & Watkins

39.	If you intend to use a short-form legal opinion, please revise the first sentence on page 2, after the five-part list, to clarify that the opinion in the registration statement “is” counsel’s opinion and remove any inferences that the tax opinion of counsel contained in the registration statement is a summary.

     Response: We acknowledge the Staff’s comment and have revised the language on page 2 of the opinion accordingly.

40.	Please revise the last paragraph on page 2 to remove the inappropriate limitation as to who may rely upon the opinion. The shareholders, as well as the company the letter is addressed to, should be able to rely upon the opinion in casting their vote in the merger.

     Response: We acknowledge the Staff’s comment and have revised the language on page 2 of the opinion accordingly.

Exhibit 8.2, Tax Opinion — Skadden, Arps

41.	If you intend to use a short-form legal opinion, please revise the paragraph at the end of page 2 to clarify that the discussion in the registration statement “is” your tax opinion (as it relates to the material United States federal income tax consequences), not that it is your opinion that the material in the registration statement is a fair discussion of the tax consequences.

     Response: We acknowledge the Staff’s comment and have revised the language on page 2 of the opinion accordingly.

     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

     Securities and Exchange Commission
     December 20, 2004

     Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 1, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (714) 755-8067.

Respectfully submitted,

/s/ Michael D. Cohen
Michael D. Cohen
of LATHAM & WATKINS LLP

cc:	Katherine Hsu, Division of Corporation Finance
Stephen H. Brammell, Harrah’s Entertainment, Inc.
Bernard E. DeLury, Jr., Caesars Entertainment, Inc.
Charles K. Ruck, Latham & Watkins LLP
Martha E. McGarry, Skadden, Arps, Slate, Meagher & Flom LLP

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

APPENDIX A

[...***...]

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

APPENDIX B

[...***...]

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.

APPENDIX C

[...***...]

FOIA Confidential Treatment Requested by Harrah’s Entertainment, Inc.